SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

HIGHLANDS REIT, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, AND COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$400,000	$40.28
*	For purposes of calculating the filing fee only. Assumes the purchase of 4,000,000 Units at a purchase price equal to $0.10 per Unit in cash.

[ ]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, and Coastal Realty Business Trust (collectively the "Purchasers") to purchase up to 4,000,000 shares of common stock (the "Shares")  in Highlands REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $0.10 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated August 22, 2016 (the "Offer Date") and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends paid after September 23, 2016, or such other date to which this Offer may be extended (the "Expiration Date"), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had approximately 170,000 holders of record owning an aggregate of 863,780,125 Shares as of May 6, 2016, according to its Quarterly Report on Form 10-Q for the quarter ending March 31, 2016.  The Purchasers and their affiliates currently beneficially own 2,092,847.9 Shares, or 0.24% of the outstanding Shares.  The 4,000,000 Shares subject to the Offer constitute 0.46% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $400,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation's principal executive offices is 332 S. Michigan Avenue, Ninth Floor, Chicago, Illinois 60604, and its phone number is (312) 583-7990.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase dated August 22, 2016

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated August 22, 2016
(a)(4)	Form of advertisement in Investor's Business Daily
(b)- (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2016

MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, and Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director